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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 9, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604) 669-6660 F: (604) 669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire Increases Private Placement

PR04-04

Vancouver, Canada (March 9, 2004):  David Caulfield, President and CEO of Rimfire Minerals Corporation reports the Company has increased the number of units to be issued in the previously announced private placement of February 17, 2004, resulting in gross proceeds of $2.45 million. An additional 222,223 units of the Company will be issued at a price of $0.90 per unit (“Unit”).  Each Unit consists of one common share and one-half of one non-transferable share purchase warrant ("Warrant").  One whole Warrant will entitle the placee to acquire one additional common share of the Company at the price of $1.15 for a period of eighteen months from the closing.

The Company has engaged Dundee Securities Corporation and Canaccord Capital Corporation as the agents (the “Agents”) for the sale. The Agents will receive a commission of 7% of the gross proceeds raised from the Brokered Offering payable in cash. In addition, the Agents will be issued brokers warrants (“Brokers Warrants”) in an amount equal to 10% of the number of Units sold in the Brokered Offering.  Each Brokers Warrant is exercisable into one common share of the Company, at an exercise price of $0.90 per share, for a period of eighteen months from the closing.

The Units issued on the offering will be subject to a four-month hold. The closing will occur on or about March 10, 2004. The placement is subject to acceptance of the TSX-Venture Exchange.

The proceeds from the private placement financing will be used for advancement of the Company’s exploration properties and for general corporate purposes.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.) Exploration Inc., Newmont Mining Company, Cangold Limited, Stikine Gold Corp., Serengeti Resources Inc. and Western Pacific Gold Inc.

On behalf of Rimfire Minerals Corporation

“Jack H.L. Miller”

Jack H.L. Miller, Director

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is not intended for U.S. media or circulation within the United States. The securities described herein have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

March 9, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

March 9, 2004

Vancouver, British Columbia

(See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4

Summary of Material Change:

Rimfire Minerals increased the number of units to be issued in the previously announced private placement of February 17, 2004, resulting in gross proceeds of $2.45 million. An additional 222,223 units of the Company will be issued at a price of $0.90 per unit (“Unit”). Each Unit consists of one common share and one-half of one non-transferable share purchase warrant ("Warrant"). One whole Warrant will entitle the placee to acquire one additional common share of the Company at the price of $1.15 for a period of eighteen months from the closing.

Item 5

Full Description of Material Changes:

Rimfire Minerals increased the number of units to be issued in the previously announced private placement of February 17, 2004, resulting in gross proceeds of $2.45 million. An additional 222,223 units of the Company will be issued at a price of $0.90 per unit (“Unit”). Each Unit consists of one common share and one-half of one non-transferable share purchase warrant ("Warrant"). One whole Warrant will entitle the placee to acquire one additional common share of the Company at the price of $1.15 for a period of eighteen months from the closing.

 The Company has engaged Dundee Securities Corporation and Canaccord Capital Corporation as the agents (the “Agents”) for the sale. The Agents will receive a commission of 7% of the gross proceeds raised from the Brokered Offering payable in cash. In addition, the Agents will be issued brokers warrants (“Brokers Warrants”) in an amount equal to 10% of the number of Units sold in the Brokered Offering.  Each Brokers Warrant is exercisable into one common share of the Company, at an exercise price of $0.90 per share, for a period of eighteen months from the closing. The Agents have the option to increase the size of the Brokered Offering by 250,000 Units. The Company has agreed to pay a finder's fee on portions of the non-brokered part of the private placement financing.

The Units issued on the offering will be subject to a four-month hold. The closing will occur on or about March 10, 2004. The placement is subject to acceptance of the TSX-Venture Exchange. The proceeds from the private placement financing will be used for advancement of the Company’s exploration properties and for general corporate purposes.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Jack H. L. Miller, Director 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9h day of March, 2004.

RIMFIRE MINERALS CORPORATION

“Jack H.L. Miller”

Jack H.L. Miller, Director

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.

News Desk

Canada Stockwatch

News Desk

The Northern Miner

News Desk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “Jack H.L. Miller”

Jack H.L. Miller, Director

Date

March 9, 2004